UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No. 1 )*

Crossmann Communities, Inc.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
---------------------------------
(Title of Class of Securities)

22764E109
-----------------------
(Cusip Number)

December 31, 2002
_______________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)
[ ]  Rule 13d-1    (c)
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 4 Pages

CUSIP No.	22764E109			Page 2 of 4 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	David L. Babson & Company Inc.
	04-1054788
----------------------------------------------------------------


2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Massachusetts
----------------------------------------------------------------
                      		5.	Sole Voting Power

							0
	Number of	         		-----------------------------
	shares	            6.	Shared Voting Power
	beneficially
	owned by					 0
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                   	 0
					       -----------------------------
8.	Shared Dispositive Power
				0
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		0
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       0%
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA

Page 3 of 4 Pages 					Cusip #: 22764E109
SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

Crossmann Communities Inc.

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	9202 North Meridian Street
      Suite 300
      Indianapolis, IN  46260

ITEM 2(A):  NAME OF PERSON FILING:

	David L. Babson & Company Inc. ("DLB")





ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	One Memorial Drive
	Cambridge, Massachusetts  02142-1300

ITEM 2(C):  CITIZENSHIP:

	See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections
240.13d-1 (b)or 240.13d-2 (b) or (c), check whether
the filing person is a:

(e)  [x]  An investment adviser in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)	AMOUNT BENEFICIALLY OWNED:  DLB, in its capacity as
investment adviser, may be deemed the beneficial owner of 0 shares of common stock of the Issuer.

(b)	PERCENT OF CLASS:  0%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.

Page 4 of 4 Pages				Cusip #:22764E109


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

Not Applicable



ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 	Date: January 27, 2003
		Signature:  --//Leslie A. Meinhart//--
		Name/Title:     LESLIE A. MEINHART
		                Compliance Manager



January 27, 2003


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413


Re:	SCHEDULE 13G ON BEHALF OF CROSSMANN COMMUNITIES, INC.
      FOR THE YEAR ENDING DECEMBER 31, 2002

Dear Sir or Madam:

David L. Babson & Company Inc. is filing today an amendment to Schedule 13G through the EDGAR system, as required by Section 240.13d-1(b) to reflect a change in beneficial ownership of the outstanding stock of the above-mentioned issuer.






Please note that the shares as to which this Schedule is filed were owned by various investment advisory clients of David L. Babson & Company Inc., which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possessed pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 71-3798.

Sincerely,



//Leslie A. Meinhart//
Leslie A. Meinhart
Compliance Manager